Exhibit (a)(4)

Catapult Communications Corporation
160 South Whisman Road
Mountain View, California 94041

May 26, 2009

Dear Stockholder:

We are pleased to inform you that on May 11, 2009, Catapult Communications Corporation, a Nevada corporation (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Ixia, a California corporation (“Ixia”) and Josie Acquisition Company, a Nevada corporation and wholly owned subsidiary of Ixia (“Purchaser”), pursuant to which Purchaser is today commencing a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of the Company’s common stock for $9.25 per share in cash (the “Offer Price”) without interest and less any required withholding taxes. Unless subsequently extended, the tender offer is scheduled to expire at 12:00 midnight, New York City Time, June 22, 2009. The tender offer is conditioned upon, among other things, the tender without withdrawal of shares of the Company common stock, which, when added to any shares of the Company’s common stock already owned by Ixia, Purchaser or any of their subsidiaries, represents a majority of the total number of outstanding shares of the Company’s common stock calculated on a fully-diluted basis (but excluding any stock options that are not exercisable or have an exercise price greater than the Offer Price), the expiration or termination of applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the satisfaction of other customary closing conditions as set forth in the Merger Agreement. The tender offer is not subject to a financing condition. The tender offer will be followed by a merger (the “Merger”), in which each share of the Company’s common stock not purchased in the tender offer will be converted into the right to receive in cash the price paid in the tender offer.

The Company’s Board of Directors has (i) unanimously determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Company and its stockholders, (ii) unanimously approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) unanimously resolved to recommend acceptance of the Offer and, if required by applicable law, approval of the Merger Agreement and the Merger by the Company’s stockholders.

Enclosed are the Offer to Purchase, dated May 26, 2009, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of the Offer. Also, enclosed is a Schedule 14D-9 containing the recommendation of the Company’s Board of Directors, which explains the reasons behind its recommendation, as well as the background to the transaction and other important information.

Sincerely,

/s/  Richard A. Karp
Richard A. Karp
Chief Executive Officer and Chairman
of the Board of Directors